

November 30, 2016

<u>Via E-mail</u>
André-Michel Ballester
Chief Executive Officer
LivaNova PLC
5 Merchant Square, North Wharf Road
London W2 1AY, United Kingdom

> **Re:**   **LivaNova PLC**
> **Form 10-K/T for the Transition Period**
>   **From April 25, 2015 to December 31, 2015**
> **Filed March 4, 2016**
> **File No. 1-37599**

Dear Mr. Ballester:

We refer you to our comment letter dated November 1, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
      Assistant Director
      Division of Corporation Finance